Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions except ratio amounts)

	Year Ended December 31,
	2016	2015	2014	2013	2012
Earnings:
Pre-tax income before adjustment for net income attributable to noncontrolling interests and earnings from equity investments (including amortization of excess cost of equity investments) per statements of income	$1,200	$439	$2,730	$3,150	$1,213
Add:
Fixed charges	1,977	2,174	1,921	1,785	1,486
Amortization of capitalized interest	13	9	5	6	5
Distributed income of equity investees	431	391	381	398	311
Less:
Interest capitalized from continuing operations	(77)	(71)	(75)	(52)	(27)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(11)	(4)	(377)	(390)	17
Income as adjusted	$3,533	$2,938	$4,585	$4,897	$3,005

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs); also excludes gain on early extinguishment of debt and includes capitalized interest	$1,931	$2,126	$1,882	$1,742	$1,454
Add:
Portion of rents representative of the interest factor	46	48	39	43	32
Fixed charges	$1,977	$2,174	$1,921	$1,785	$1,486

Ratio of earnings to fixed charges	1.79	1.35	2.39	2.74	2.02